

October 28, 2010

Via U.S. Mail and Facsimile

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Consumer Portfolio Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-168976**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 26, 2010

General

1. We note your response to comment 1 in our letter dated October 22, 2010. Please provide us with a detailed legal analysis explaining why you believe renewals are neither offers nor sales (as those terms are defined in Section 2(a)(3) of the Securities Act). In addition, please provide us with a detailed legal analysis explaining why you believe the renewals are exempt from registration under Section 3(a)(9). In your analysis with respect to 3(a)(9), specifically discuss why you believe the renewals should not be integrated with the offers and sales of the notes for cash. Please cite relevant precedent, including staff interpretations.

2. Please withdraw the Form S-1/A filed on October 19, 2010. We note that in your response to comment 2 in our letter dated October 22, 2010 you indicated that you would withdraw it no later than October 27, 2010.

3. The post-effective amendment filed for the purpose of removing from registration the securities that remained unsold in connection with your offering registered on Form S-2 must indicate the amount of securities. Please refile.

Risk Factors

We May Have Rescission Liability …, page 12

4. We note your response to comment 6 in our letter dated October 22, 2010. It appears that the original registration statement expired in May 2008. As such, please provide the requested information for the months of May through November 2008.

5. Please tell us how you have informed investors of the rescission offer.

6. Please tell us whether your quarterly financial statements for the fiscal quarter ended September 30, 2010 will reflect a contingent liability related to the rescission offer. If a contingent liability will be booked, please tell us the amount of such contingent liability. If a contingent liability will not be booked, please tell us why you believe a contingent liability is not necessary.

Recent Developments, page 18

7. We note your response to comment 7 in our letter dated October 22, 2010. Please revise to disclose summary results of operations for the quarter ended September 30, 2010.

Use of Proceeds, page 21

8. Tell us how you concluded that your net proceeds will be approximately $29.5 million in light of the fact that the renewals will be deducted from the aggregate offering amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Mark Harris, Esq.
        Andrews Kurth LLP